Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
ABNORMAL RAINFALL IMPACTS PRODUCTION AT LOULO COMPLEX
Bamako, Mali, 29 August 2011 - Following abnormally heavy rainfall, Randgold Resources announced today that third quarter production at its Loulo/Gounkoto gold mining complex in Mali would be negatively impacted.
Chief executive Mark Bristow said more than 400mm (15.7 inches) of rain had fallen in the past 12 days (equivalent to about 40% of the region’s annual precipitation) of which in excess of 300mm (11.8 inches) fell within a six day period. Believed to be a one in a hundred year event, this has swamped the pumping capacity in the Gara and Gounkoto pits and affected the mining schedule. The impact of the abnormal rains has been exacerbated by heavy rainfall in the Guinea catchment area of the Falémé River, which runs through the complex, resulting in the haulage and service roads between the Gounkoto mine and the Loulo plant being cut off.
“We have managed to open up a longer alternate route to supply the Gounkoto operation with explosives and diesel, and although we are mining the upper benches at both Gara and Gounkoto, it is going to take a couple of weeks to drain the bottom of the pits and re-establish ore production in the high grade sections of the orebodies,” Bristow said.
He said that there was enough stockpiled ore at Loulo to keep the plant running at full capacity but the rain-imposed limitations on mining had reduced the flexibility of the feed grade. This situation was expected to be resolved by the middle of September, provided there were no more abnormally heavy rains. However, as a result of the past fortnight’s rain, third quarter production would be lower than expected, with the team now aiming to exceed the 80 000 ounces it achieved at the Loulo/Gounkoto complex last quarter, instead of the planned target of 100 000 ounces.
“Provided the Loulo mining schedule and supply routes get back to normal during September, fourth quarter production is expected to get back to planned levels. Randgold’s annual production guidance for the year has been slightly revised from between 750 000 and 790 000 ounces to between 740 000 and 760 000 ounces, on a consolidated basis,” Bristow said.
RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgoldresources@dpapr.com
Website: www.randgoldresources.com
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled ‘Risk Factors’ in Randgold’s annual report on Form 20-F for the year ended 31 December 2010 which was filed with the US Securities and Exchange Commission (the ‘SEC’) on 31 March 2011. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws.
CAUTIONARY NOTE TO US INVESTORS: the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.